Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Thursday, May 12, 2022, Absolute Return Podcast posted an interview with Prasad Gundumogula, founder and Chief Executive Officer of Mondee Holdings II, Inc. (“Mondee”). The transcript of the interview is set forth below, and the interview itself can be found at the following link: https://absolutereturn.podbean.com/e/213-travel-marketplaces-with-mondee-ceo-prasad-gundumogula/.

ABSOLUTE RETURN PODCAST INTERVIEW – JULIAN KLYMOCHKO AND MICHAEL KESSLERING

00:01

Julian Klymochko, Absolute Return Podcast

Hey Prasad, how are you doing, calling in from New York. How are things?

Prasad Gundumogula, CEO of Mondee

Very good, how are you?

Julian Klymochko, Absolute Return Podcast

Can’t complain. Nice and cold up here in Canada. I certainly miss New York but I don't think it's hot and sunny there today by the looks of it. In any event, excited to have you on the show today. I wanted to kick things off by getting into your history and track record as an entrepreneur, prior to getting into Mondee? Specifically, what opportunities do you look for when starting or considering a new venture?

00:41

Prasad Gundumogula, CEO of Mondee

So, just to give you background, you know, I came from India, a small village in India where education is a real privilege. And English is a third language and, you know, eventually graduated from a university at the [inaudible]. You know, did my masters in computer science, then came to U.S., you know, and took a job for a year. I always wanted to do something different, being an entrepreneur and doing something out of the box, and started my first business in the early days of 23 and built and operated and successfully exited two tech companies in the span of eight years. In automobiles and logistics and continually that space. So, we built out companies and solutions that solve the big problems [inaudible] and eventually sold them. Nothing is planned that specific to hey, we have to evolve in this venture, so it's all driven by the problem and the industries and the various industries and the state they are in. On the surface, it looks like everything is great, and they're all matured, but when you get into the details of it, each industry and solutions and you know, the problems that that they face, you know, the technology solves many of those things and every few years. So, looking at the problem as the main driver and to come up with a solution and implement it and sustain it. Because on this journey of entrepreneurship, I have got some great successes and also some failures. And I started a few companies and failed because the effort is the same and ideas are same and but you know what, some of them are just too early to the markets, market conditions and you know, the maturity of the business models and all. But if you sustain those businesses and solve that problem of what the industry and the customers and I think eventually it's going to be is used and, you know, that's how I take it. Then started Mondee in 2011. So, when I started at Mondee, we see a challenge there. The travel industry is very big due to the loss of market in 2019, it is $2 trillion market, but on the surface, everything seemed to be very matured. But if you look into the details, again, 50% of that market billion dollars less than a trillion dollars is on online service mode. You know, there was a disruption in that market back when Internet has been introduced, and companies have made a major shift and brought the technologies to solve a problem there. But another $1 trillion market, you know operated under assisted and [inaudible] travel. Ransom travel agencies, the DMCs, the corporations and the gig economy workers. All of this stuff is in the other 50% and there is no clear leader there. It is underserved by the technology. It is a high touch, low tech thing. So, I see now there is an opportunity that the technology can make the difference. And the combination of technology and content would make a disruption. Started Mondee in 2011 and fast forward we became the largest air consolidator in North America. And we built the next generation technology platform and marketplace through which we became the de facto operating platform for gig economy travel workers.

Julian Klymochko, Absolute Return Podcast

Right.

05:27

Prasad Gundumogula, CEO of Mondee

And, you know, we achieved that whole growth through two channels; one is organic, the other one is inorganic. The organic is through our technology platforms, you know, offering the solutions to our customers and have grown significantly. The last five years we have achieved over 40% growth year over year. Last seven years, barring the COVID years, so we achieved that growth. And through the second engine of growth is inorganic, we acquired 14 companies so far, and plug them in into our platform and got [inaudible] 4X returns and combining the companies that we acquired, grown at 63% CAGR between 2015 and 2019. Processed $3 billion of gross revenue in 2019. And with 177 million net revenues, 26 million of EBITDA. This is a company with the high growth and you know, and a profitable business, which is a very, very, very unique. If you see the market, you know, either, maybe high growth business or in a very value based, you know, profitable business. So, we are a combination of both. That’s where we are.

07:10

Julian Klymochko, Absolute Return Podcast

So, Mondee is a Travel Market disrupter and next generation marketplace. Can you describe to us how some of your customers use the platform?

07:21

Prasad Gundumogula, CEO of Mondee

So, as I mentioned, there are two sides of the market. one is the self-service online mode, which is $1 trillion than the 1 trillion is assisted [inaudible] travel, which is a closed user groups. The suppliers offer some special private fares and private [inaudible] to this market, because of its close to nature, not to the public market. And the customers or travel affiliates, the agencies, the home base agents and corporations, and all. So, we have more than 50,000 and customer base, who are using our platform and serving to millions of consumers every year. We have 1.5 million transactions processed in 2019. And we are servicing to a marketplace as a platform. As a technology platform and a content hub. So, we provide them the products that are unique, uniquely priced and available to this market. And we do it through a modern marketplace platform, which is very unique in the market.

09:04

Michael Kesslering, Absolute Return Podcast

Can you talk us through a little bit about how you generate revenue? What your revenue model is? Is it similar to other marketplaces like Uber, where there's a take rate that you take, or how does that work?

09:20

Prasad Gundumogula, CEO of Mondee

Yeah. So, we have we have the marketplace we have been processed more than $3 billion of gross revenue in 2019. We have a take rate in 2017, our take rate it was 1.2%. In 2019, we are at 5.4 percent. And in 2021 and we have added new revenue streams. The historical revenue streams are the customer, you know, markups and the supplier economics. But we added the new revenue stream such as the FinTech revenue, the subscription-based revenues and ancillary revenues and all that increase the take rate from 5.4% to 9.8% in 2021.

10:21

Julian Klymochko, Absolute Return Podcast

That's good to know. Now, a company like Mondee and all travel related entities, obviously had a difficult time going through COVID in 2020 and 2021. That being said, what gives you the confidence that the Travel Market is recovering on a sustained basis? And are you seeing any recent trends that support that thesis?

10:48

Prasad Gundumogula, CEO of Mondee

So, the Travel Market has been recovering very well, especially 2021 and the first quarter of 2022. So, there are two markets one is the leisure market and the other one is the corporate. Corporate travel is recovering slowly compared with the leisure market. The leisure market is recovering fast. And we operate primarily in the leisure market, by the way. And the estimate was forecasted travel to recover in 2023 and 2024 at 2019 levels. Okay. And with the recent trend that what we have seen, it actually accelerated very fast in the recovery in leisure travel in the last two quarters, despite the Omicron at the end of last year and January, February, March and the current months are growing pretty fast.

12:04

Julian Klymochko, Absolute Return Podcast

That's interesting. Now, still touching on the travel model and the business model that Mondee has from a competitive perspective. What is your business model compared to that of say, like an Expedia in one of those massive established players online?

12:24

Prasad Gundumogula, CEO of Mondee

So, as I mentioned to you that we are a marketplace out in the market, but there are two dimensions, you know, the [inaudible] or the B2B companies out there, they you know, take the content from suppliers and offer it and sell it to the customer or consumers. But we operate as a technology platform in a three-dimensional world. The first one is that we only sell our content to closed user groups. When I say closed user groups, you know they can be a corporation that can be through a travel affiliate, it can be a gig agent, it can be, you know, a membership organization. So, we reach to the consumers through this closed user setup. So, our three dimensions that we have, the first one is the distribution. We service to the close user group compared with, you know, any of the OTAs, who you know, broadcast to by spending a lot of marketing dollars to get you know, any [inaudible]. Okay, that's one big difference. Because we offer our solutions to the close user group, consumers, so we get access to some special exclusive private content, for all the products that we offer. And we not only we have the public published content, what we sell, we have this private fares and private rates on these suppliers that we offer through our customers through this closed user group. And in addition to this published and private content, we have the user generated content. So, we you know, we created a very powerful, crowdsourced, content curation and servicing. That's the new dimension that we introduced in the market. Where, you know, the end travelers or even the gig economy workers curate the content and they service the customers using the local expertise that they have. Which is very different than what is available in the market today. For example, if you are planning for a trip, you know, you take an hour you go to work here and then another, you know, the hotel company to go on to take hotel transaction and then you know, go to TripAdvisor for reviews for the hotels and then throughout the trip, what do you need to do, you know, rely on Google to check on the places. So, it's that the consumer curates the content and yet that trip experience is not guaranteed. So, what we have done is that we you know, provided this curated content through a crowdsource, local knowledge, local expertise, local experts with knowledge of the specific areas, so they provide this content and they service the customer, based on the traveler needs. So, our platform connects this supplier private content to travelers through these intermediaries or through this closed user group set up. And provide them in service hub to help them you know, getting this curated content and services based on their needs. So that that's what we do and how we are different from the market today.

16:46

Michael Kesslering, Absolute Return Podcast

That's really interesting in terms of the strategy with user generated content. Do you have any metrics you're able to share on how that affects things like churn or ability to cross sell different services? Anything more that you can share on that and how it impacts your underlying business?

17:08

Prasad Gundumogula, CEO of Mondee

Sure. So, we are talking about, initially we started selling airline tickets, okay. And then we are in the hotels. Then we added the ancillaries. But on the costume side of it, because the people, the trends of the industry is changing. And the end travelers, they're looking for more travel experiences, the personalized content, and they're looking for, you know, getting that content in the form that they like to consume. You know, on a on a on a mobile chat, or you know, places where they can see that and they will be able to make the decisions. As we are making that the journey on our platform, as the travelers are looking into the information and they discover the areas that they want They're interested to get there to get their travel experience that they're looking for, and connect with, you know, the agents, the travel affiliates, in which that they can, you know, get their services. During this process we used to have an attachment trade off, you know, 8%, the ancillaries, with the you know, user generated content and the additional, you know, curated content that we are offering. The cross sell has increased and we reach to 14 to 16%. The [inaudible] are increased and the cost of and upsell opportunities increased. And it created the reputation from business that we do from this customer. So, the customer that we service to their lifetime customers. And their LTVs is are high and the churning has then you know, 3% on our platform.

19:32

Julian Klymochko, Absolute Return Podcast

Switching gears, you recently announced a going public transaction through a blank check company ITHAX Acquisition. I was wondering what are your thoughts on the process, thus far, as you go through the going public transaction, the merger with the SPAC? And what are you seeking to accomplish once you are a public company?

19:57

Prasad Gundumogula, CEO of Mondee

So, as I mentioned, we have two areas of growth; organically using our technology platform, we have plans to you know, place this three-dimensional marketplace and servicing to gig economy travel workers and travelers. So, that and the other side of the growth is on the M&A acquisitions. So, and we build our business on both on this, both of these [inaudible], you know, for all these years. So, in order to proceed with our plans, we think that the public awaken is the right fit for us. And we look for, you know, going to an IPO and then we came across the SPAC process and the SPAC player ITHAX Acquisition Corp. and the people who has come from the company has done some experience in hospitality and the travel industry. And, for us, the time to market is critical. So, we choose to go to IPO through the SPAC route. And, and proceeds of those plans we have or $240 million in trust in the ITHAX Acquisition Corp. and we raised the $50 million PIPE, all equity PIPE and all that money will be utilized for primarily for M&A transactions and some of the organic growth. For operating business, we are already you know, we are profitable historically. And during COVID-19 we got hit by the market but now we are back to break even and then make more money. And operationally we're not looking for any capital to really sustain. The main uses of this capital is for M&A acquisitions and deploying the new technology platforms to the market.

22:14

Julian Klymochko, Absolute Return Podcast

Certainly, if M&A is on your radar, which it has been historically and you want to do more of that in the future, then having that publicly traded currency via your listed shares is the way to go. So that makes a lot of sense. Now, I did want to get a sense of how things are going in the background. Specifically, we have seen some SPAC mergers perhaps get delayed. I think the SEC may be having a bit of a backlog because there's so much going on there. Have you seen like your schedule push back, are you still operating on the timeline with respect to this merger on closing when you initially guided to?

22:58

Prasad Gundumogula, CEO of Mondee

I think we are going on our planned timelines here. We are scheduled to deSPAC the transaction and trading public Q2 of this year. It's going well and we filed our S-4 and the we completed our audits and we made an announcement for 2021 numbers; we beat our numbers significantly. The travel market is recovering and a technical market share in our business that we are doing so I think everything is going well at this point.

23:40

Julian Klymochko, Absolute Return Podcast

Yeah, sounds like everything is on track for that Q2 closing. Currently the SPAC trades under the ticker symbol ITHX and once you guys complete the merger you'll have the ticker symbol MOND, Mondee, love the ticker. So, thanks so much Prasad for coming on the show today. Wish you the best of luck. And you know, hopefully I can try out the platforms for some much-needed travel in the near term. So, thank you and appreciate your time.

Prasad Gundumogula, CEO of Mondee

Thank you so much for the questions and thank you for having me here.

Julian Klymochko, Absolute Return Podcast

Bye everybody

Legend Information

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 16, 2022, which includes a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, which includes a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, which includes a prospectus/proxy statement of ITHAX. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

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